Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 23, 2016

Vantage Points

Talking Points for Managers

Rockwell Collins managers,

What an exciting day! This issue of Vantage Points is designed to help you share the good news with your employees and answer any questions they might have regarding our agreement to acquire B/E Aerospace. We’ve included key talking points as well as the following materials for your reference:

•              Press release: [add hyperlink]

•              Joint transaction website: http://Rockwellcollins.acquisitionannouncement.com

•              Fact Sheet: [Attach]

Leader responsibilities

To help your employees and teams understand today’s news, you should engage them in conversations and discussions around:

•              Why B/E Aerospace?

•              How does it align with our company’s overall strategy?

•              What does this transaction mean for me?

•              How did we fund it?

Leader discussion points

Overview

•                  As you know, we announced our agreement to acquire B/E Aerospace, the world’s leading manufacturer of aircraft cabin interior products. The company, currently based in Wellington, Florida, has nearly $3 million in annual revenue and about 10,000 employees.

•                  As Kelly Ortberg mentioned in his email, this is a truly transformative transaction for us that broadens our portfolio and creates a new platform for growth.

•                  It is the largest acquisition in our industry in 2016, the second largest in the industrial sector this year, and our most significant acquisition to date.

•                  This acquisition is consistent with our Vision of being the most trusted source of aviation and high-integrity solutions in the world.

•                  B/E Aerospace will operate as a new segment focused on aircraft interior systems. It will be led by Werner Lieberherr, B/E Aerospace’s current CEO, who will report directly to Kelly.

Why B/E Aerospace?

•                  B/E Aerospace is the world’s leading manufacturer of aircraft cabin interiors for passenger aircraft. The company designs, develops and manufactures a broad range of products, including cabin seating, food and beverage preparation and storage equipment, lighting and oxygen systems, and modular galley and lavatory systems for commercial airliners and business jets.

•                  Like Rockwell Collins, B/E Aerospace has strong positions in nearly all the markets it serves and a reputation for innovation, quality and on-time delivery. The acquisition will accelerate our growth strategy by broadening our traditional core business and expanding opportunities in aftermarket, buyer-furnished equipment and internationally.

•                  We think the strategic fit between our two companies could not be better and we are confident that the integration will be successful.

How does it align with the company’s overall strategy?

•                  We are focused on positioning our business for future growth. To date, our sales have been closely tied to original equipment manufacturer (OEM) business and its cyclical production rates. This acquisition strengthens our aftermarket mix and provides opportunities to provide expanded solutions throughout the aircraft.

•                  With high-volume air travel, airlines need to regularly refurbish their cabin interiors with many products offered by B/E Aerospace — including seats, lighting and galley equipment. We also see opportunities in our business aviation and military segments.

•                  B/E Aerospace’s $12 billion installed base provides a strong flow of aftermarket retrofit opportunities that better balances our OEM business.

•                  Additionally, our combined portfolio uniquely positions us to integrate cabin products, smart network technologies and connectivity solutions to significantly enhance aircraft uptime and airline profitability while improving the experience of passengers and airline personnel.

What does this transaction mean for me?

•                  This means that Rockwell Collins employees will be part of an even larger and stronger company, with greater opportunities for growth and advancement. This is a truly exciting acquisition for our people.

•                  It’s important to note that the actions we announced recently on Oct. 12 were part of our effort to align our costs to new market realities, and are entirely unrelated to today’s news about the acquisition.

•                  We currently do not anticipate any workforce reductions or plant closures within Rockwell Collins as a result of this transaction.

•                  Until the transaction closes — which we expect will be next spring — both Rockwell Collins and B/E Aerospace will continue to operate as separate companies. In the meantime, we all must remain focused on providing our customers with quality products and the highest level of service they’ve come to expect.

How did we fund it?

•                  We are funding this acquisition through a combination of Rockwell Collins stock and financing.

Additional information

Additional information about the transaction has been posted on Rockwell Collins’s intranet as well as our transaction website, http://Rockwellcollins.acquisitionannouncement.com

We will keep you informed as we move forward and provide updates on integration details.

Vantage Points is a manager briefing produced as needed to enable Rockwell Collins leaders to engage in real-time conversations with employees, customers and other stakeholders whenever significant news, events or issues impact Rockwell Collins. To encourage open dialogue with your employees and teams we ask that you share this information in meetings and discussion. Please do not forward within or outside the company.

Send feedback on this Vantage Points, or ideas for future briefings to Dave Yeoman, senior director, Enterprise Communications at rockwellcollins-davidyeoman@rockwellcollins.com. Media queries should be referred to Pam Tvrdy, director, Brand and Media Strategy, at +1.319.295.0591.

Safe Harbor Statement

This letter contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.